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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 11)*

                  ONE VALLEY BANCORP OF WEST VIRGINIA, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 682419 10 6
                             --------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682419 10 6             13G                        Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mary Price Ratrie

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                  43,316

        6  SHARED VOTING POWER

                  939,646

        7  SOLE DISPOSITIVE POWER

                  43,316

        8  SHARED DISPOSITIVE POWER

                  939,646

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        982,962

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.76%

12 TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

  One Valley Bancorp of West Virginia, Inc.
- ------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

  One Valley Square
- ------------------------------------------------------------------

  Charleston, West Virginia 25301
- ------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

  Mary Price Ratrie
- ------------------------------------------------------------------


Item 2(b).  Address of Principal Business Office or, if none,
      Residence:

  P.O. Box 311
- ------------------------------------------------------------------

  Charleston, West Virginia  25321
- ------------------------------------------------------------------

Item 2(c).  Citizenship:

       United States of America
- ------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

       Common Stock
- ------------------------------------------------------------------

Item 2(e).  CUSIP Number:

       682419 10 6
- ------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (Not applicable)

Item 4.    Ownership.

           (a) Amount Beneficially Owned:

                        982,962
           ---------------------------------------------------

           (b) Percent of Class:

                    5.76%
           ---------------------------------------------------

           (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the
               vote  43,316
                    -------
               (ii) shared power to vote or to direct the
               vote 939,646
                    -------
               (iii) sole power to dispose or to direct the
               disposition of  43,316
                              -------
               (iv) shared power to dispose or to direct the disposition of 939,646
                               -------

Item 5.    Ownership of Five Percent or Less of a Class:

           (Not applicable)

Item 6.    Ownership of More than Five Percent on Behalf of Another   Person:

           866,980 shares are held by Mrs. Ratrie as co-trustee with Charles C. Dickinson III and One Valley Bank, N.A. under various trusts. Mrs. Ratrie is entitled to receive 1/3 of the income from the trusts. Other individuals are entitled to, in the aggregate, 2/3 of the income from these various trusts. Also, Mrs. Ratrie and these other individuals would be entitled, in extremely limited circumstances and in cases of financial need, to receive a distribution of principal from these trusts. This has never occurred and it is highly unlikely that it will occur in the future. No one of these other individuals, except for Mary Price Ratrie, has an interest which relates to 5% of the outstanding common stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

           (Not applicable)

Item 8.    Identification and Classification of Members of the Group:

           (Not applicable)

Item 9.    Notice of Dissolution of Group:

           (Not applicable)

Item 10.   Certification.

           (Not applicable)

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   1-31-95
- --------------------------------------------------------------------------------
Date


/s/ Mary Price Ratrie
- --------------------------------------------------------------------------------
Signature


Mary Price Ratrie, Principal Shareholder
- --------------------------------------------------------------------------------
Name/Title